UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 001-35505

BROOKFIELD PROPERTY PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street, Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The information contained in this Form 6-K (other than Exhibit 99.1) is incorporated by reference into the registrant’s following registration statements on Form F-3: File No. 333-218503 and 333-218504 and is deemed to be filed with the Securities and Exchange Commission.

On November 3, 2017, Brookfield Property Partners L.P. (the “Partnership”) announced that it will voluntarily move its U.S. stock exchange listing of its limited partnership units (the “Units”) from the New York Stock Exchange to the Nasdaq Global Select Market. The move is expected to become effective on or about November 16, 2017, and the Units will continue to trade under its existing ticker symbol, “BPY.”

A copy of the Partnership’s press release is furnished herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 3, 2017

BROOKFIELD PROPERTY PARTNERS, L.P.,
by its general partner, Brookfield Property Partners
Limited

By:	“Jane Sheere”
Name:	Jane Sheere
Title:	Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

99.1	Brookfield Property Partners L.P. Press Release dated November 3, 2017.